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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
    Evans          George           E.          Dobson Communications Corporation  (DCEL)      ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            President and Chief Operating Officer
14201 Wireless Way                                                         09/2001            -------------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
Oklahoma City       OK              73134                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Class A Common Stock                 9/10/01     M              34,529(1)  A        (2)        644,679(1)          D
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Class A Common Stock                 9/10/01     M              26,533(1)  A        (3)        121,990(1)          I By Evans
                                                                                                                     Management, LLC
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Class A Common Stock                 9/10/01     M                  48(1)  A        (4)                            I By Evans
                                                                                                                     Management, LLC
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Employee Stock Option (right to buy)      (2)         9/10/01   M                       309.8397      (5)      6/01/2006
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Employee Stock Option (right to buy)      (3)         9/10/01   M                       238.0863      (6)      6/01/2006
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Employee Stock Option (right to buy)      (4)         9/10/01   M                         0.43        (7)      6/01/2006
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Class A Common Stock   34,529(1)                      0         D
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Class A Common Stock   26,533(1)                      0         I By Evans Management, LLC
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Class A Common Stock       48(1)                      0         I By Evans Management, LLC
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Explanation of Responses:

(1) Gives effect to the assumed conversion of shares of Class D common stock issued or issuable on the exercise of options, which are immediately convertible into 111.44 shares of Class A Common Stock, subject to adjustment for stock splits, stock dividends, recapitalizations, or reorganizations.

(2) The price was $86.80 per share for 309.8397 shares of Class D common stock, which are immediately convertible into
    Class A common stock at the rate of 111.44 shares of Class A common stock for each share of Class D common stock.

(3) The price was $86.80 per share for 238.0863 shares of Class D common stock, which are immediately convertible into
    Class A common stock at the rate of 111.44 shares of Class A common stock for each share of class D common stock.

(4) The price was $260.39 per share for 0.43 of a share of Class D common stock, which is immediately convertible into
    Class A common stock at a rate of 111.44 shares of Class A common stock for each share of Class D common stock.

(5) The original options, exercisable for 6308.9134 shares of Class D common stock, began vesting on January 6, 1998 at a 20% annual rate.

(6) The original options, exercisable for 641.8966 shares of Class D common stock, began vesting on January 6, 1998 at a 20% annual rate.

(7) The original options, exercisable for 691.278 shares of Class D common stock, began vesting on January 29, 1999 at a 20% annual rate.


                                                                                     /s/ Ronald L. Ripley               10/10/01
                                                                                  -----------------------------------  -----------
                                                                                    **Signature of Reporting Person       Date
**Intentional misstatements or omissions of facts constitute                              Attorney in Fact
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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